BLV Securities

Statement of Financial Condition
March 31, 2025

Assets		
Cash	$	90,752
Accounts Receivable		8,000
Clearing deposit		10,000
Prepaid expense		2,917
Total Assets	$	111,669
Liabilities and Member's Capital		
Liabilities		
Accounts payable	$	5,050
Commission payable		5,600
Total Liabilities		10,650
Member's Capital		
Member's Capital		101,019
Total Liabilities and Member's Capital	$	111,669